Exhibit 11.1

Statement Regarding Computation
of Per Share Earnings
Statement Regarding Computation of	Three months ended September 30,		Nine months ended September 30, (2)
Per Share Earnings	2001	2000	2001	2000
Basic net income per share:
Weighted-average shares outstanding	1,973,353	1,984,058	1,975,347	1,985,550
Net income per share	$.28	$.54	$.99	$1.50

Weighted-average common shares
outstanding and common share
equivalents (1)	1,973,353	1,984,058	1,975,347	1,985,550

Net income	$549,000	$1,062,000	$1,957,000	$2,984,000
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Diluted net income per share	$.28	$.54	$.99	$1.50
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(1)      24,000 shares of common stock equivalents were excluded from the computation of earnings per share for all periods presented because they were antidilutive.

(2)      Average shares outstanding and net income per share for 2000 were restated for the stock dividend paid on
           February 16, 2001.